EXHIBIT 99.1

Caledonia Mining Corporation Plc: Appointment of New Chief Financial Officer

ST HELIER, Jersey, Feb. 19, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or "the Company") (NYSE AMERICAN, AIM and VFEX: CMCL) announces that its Chief Financial Officer (“CFO”), Chester Goodburn, will step down from his role on 24 March 2025, following the publication of Caledonia’s financial results for the year to December 31, 2024. He will be succeeded, with immediate effect, by Ross Jerrard, subject to satisfaction of standard checks.

Mr Goodburn has served as Caledonia’s CFO since July 1, 2022, prior to which he had been Caledonia’s Group Financial Manager and Chief Information Officer. Mr Goodburn will be retained on a consultancy basis for a brief period to ensure an orderly transition.

Mr Jerrard, aged 50, brings extensive experience in financial leadership, having been the CFO of Centamin plc from April 2016 until its acquisition by AngloGold Ashanti Plc in November 2024 for a deal value of $2.5 billion. Centamin was a former FTSE-250 dual-listed (London and Canada) mining company with operations in Egypt and West Africa. Centamin’s flagship asset was the Sukari gold mine in Eqypt which is one of the world’s largest gold mines producing 450,000 ounces of gold per annum. Mr Jerrard is a member of the Institute of Chartered Accountants of Australia and New Zealand and the Institute of Chartered Accountants of Zimbabwe.

Mark Learmonth, Chief Executive Officer, said:

“Chester has made a substantial contribution to Caledonia’s growth since he joined us in 2014, the last two-and-a-half years as CFO. Along with the board and his colleagues, I thank him for his time at Caledonia and we wish him well in his future endeavours.

“I am pleased to welcome Ross to Caledonia. He brings a depth and breadth of experience which will be invaluable to Caledonia as we advance our strategy to become a mid-tier, Zimbabwe-focussed gold producer.”

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Panmure Liberum (Joint Broker) Scott Mathieson/ Ailsa MacMaster	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39